Exhibit 99.3
Royal Dutch Shell plc
Third Quarter 2009 — Key Financial Data in dollars, euros and pounds sterling
Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million			£ million
2009	2008	%		2009	2008	%	2009	2008	%
			Revenue
75,009	131,567	-43	Third quarter	52,484	87,492	-40	45,748	69,573	-34
197,113	377,288		Nine months	144,563	248,218		128,281	194,039

			Income attributable to shareholders
3,247	8,448	-62	Third quarter	2,272	5,618	-60	1,980	4,467	-56
10,557	29,087		Nine months	7,743	19,136		6,870	14,959

			CCS Earnings
2,990	10,903	-73	Third quarter	2,092	7,250	-71	1,824	5,766	-68
8,627	26,581		Nine months	6,327	17,488		5,614	13,671

			Total Equity
138,512	140,375	-1	Third quarter	94,839	97,715	-3	86,196	77,782	+11

			Capital Investment
7,759	13,235	-41	Third quarter	5,429	8,801	-38	4,732	6,999	-32
22,888	29,920		Nine months	16,786	19,684		14,896	15,388
Income attributable to Shareholders

		Q3	Q2	Q3
Per Ordinary Share		2009	2009	2008
ROYAL DUTCH SHELL PLC		$0.53	0.62	1.37
	euro	0.37	0.46	0.91
	pence	30.32	40.30	72.67

Notes:

1.	The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:

	euro/$		£/$
	2009	2008	2009	2008
Third quarter average rate	0.6997	0.6650	0.6099	0.5288
Nine months average rate	0.7334	0.6579	0.6508	0.5143
Third quarter end rate	0.6847	0.6961	0.6223	0.5541

2.	CCS earnings is earnings on an estimated current cost of supplies basis.

3.	Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.

4.	Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.